WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

[redacted]

June 26, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	May 26, 2006
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	May 30, 2006
3.	Marks and Spencer Group plc Non-Executive Director Retires	May 30, 2006
4.	Notification of Transactions of Persons Discharging Managerial Responsibilities or their Connected Persons	June 8, 2006
5.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	June 8, 2006
6.	Marks and Spencer Group plc Annual Report and Associated Documents	June 8, 2006
7.	Notification of Major Interests in Shares	June 16, 2006
8.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons	June 22, 2006

9. Notification of Major Interests in Shares June 23, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

ISSUED: 26 MAY 2006

SIX FORMS ARE ATTACHED TO THIS DISCLOSURE

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)
3. Name of *person discharging managerial responsibilities/director* MATTHEW HUDSON	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them OMX SECURITIES NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 17,500 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 17,500 ORDINARY SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 522.5 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 6,562 ORDINARY SHARES	**16.** Date issuer informed of transaction 25 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 26 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(5) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(6) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(7) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(8) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)
3. Name of *person discharging managerial responsibilities/director* ALASTAIR TIPPLE	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF 14,750 SHARES FROM RESTRICTED SHARE PLAN AND SUBSEQUENT SALE OF 6,060 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 14,750 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 6,060 ORDINARY SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS

13. Price per *share* or value of transaction 522.5 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 8,690 ORDINARY SHARES	**16.** Date issuer informed of transaction 25 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE
Date of notification 26 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(9) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(10) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(12) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)
3. Name of *person discharging managerial responsibilities/director* GUY FARRANT	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them OMX SECURITIES NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SUBSEQUENT SALE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 23,500 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 23,500 ORDINARY SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 522.5 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 24,028 ORDINARY SHARES	**16.** Date issuer informed of transaction 25 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE
Date of notification 26 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(13) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(14) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(15) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(16) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)

3. Name of *person discharging managerial responsibilities/director* ANDREW MICHAEL SKINNER	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF 21,000 SHARES FROM RESTRICTED SHARE PLAN AND SUBSEQUENT SALE OF 8,628 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 21,000 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 8,628 ORDINARY SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 522.5 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 19,165 ORDINARY SHARES	**16.** Date issuer informed of transaction 25 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 26 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(17) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(18) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(19) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(20) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)
3. Name of *person discharging managerial responsibilities/director* STEPHEN ROWE	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them OMX SECURITIES NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SUBSEQUENT SALE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 11,500 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 11,500 ORDINARY SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
13. Price per *share* or value of transaction 522.5 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 8,349 ORDINARY SHARES	**16.** Date issuer informed of transaction 26 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 26 MAY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(21) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(22) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(23) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(24) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (i)
3. Name of *person discharging managerial responsibilities/director* GLEN TINTON	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED	**8.** State the nature of the transaction RELEASE OF SHARES FROM RESTRICTED SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 33,258 ORDINARY SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 549 PENCE PER ORDINARY SHARE	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 33,258 ORDINARY SHARES	**16.** Date issuer informed of transaction 26 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 26 MAY 2006

Note: At the time of this disclosure Marks and Spencer Group plc had 1,683,308,873 Ordinary Shares of 25p each in issue.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATING TO (iii)
3. Name of *person discharging managerial responsibilities/director* PAUL MYNERS	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them STRAND NOMINEES LIMITED	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A	N/A
13. Price per *share* or value of transaction 549.86P	**14.** Date and place of transaction 30 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 278,741 SHARES	**16.** Date issuer informed of transaction 30 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANDREW GREEN, TEL. 020 8718 9984

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANDREW GREEN
Date of notification 30 MAY 2006

Issued: Tuesday, 30 May 2006

Marks and Spencer Group plc ("Marks & Spencer")

Non-Executive Director retires

Marks & Spencer today announces the retirement of Kevin Lomax, Senior Independent Non-Executive Director, with effect from 31 August 2006 when he will have completed two three-year terms as a Non-Executive Director.

Paul Myners, Chairman, commented: "On behalf of the Board I would like to thank Kevin for his service, contribution and commitment to Marks & Spencer during the past six years."

As a result of Kevin Lomax's retirement, the following Non-Executive Director changes have been agreed by the Board:

- David Michels is appointed Senior Independent Director with effect from 1 September 2006.
- Jeremy Darroch is appointed Audit Committee Chairman with effect from 1 September 2006.

Currently, the principal Committees of the Board comprise:

Nomination	Audit	Remuneration
Lord Burns (Chair) Paul Myners Kevin Lomax David Michels Jeremy Darroch Steven Holliday Jack Keenan Louise Patten	Kevin Lomax (Chair) David Michels Jeremy Darroch Jack Keenan Steven Holliday	Jack Keenan (Chair) Kevin Lomax David Michels Steven Holliday Louise Patten

ENDS

For further information, please contact:

Investor Relations:	**Corporate Press Office:**
Amanda Mellor: 020 8718 3604	Clair Foster: 020 8718 8323
Majda Rainer: 020 8718 1563	Bella Pagdin: 020 8718 1967
	Olivia Ross: 020 8718 1618

Issued: 8 June 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 7 June 2006 by the trustee of the Marks and Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month of May the trustee transferred 4,132 ordinary shares of 25 pence each in Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the Marks and Spencer Share Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial Responsibilities and potential participants in the Marks and Spencer Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 381,293 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Ian Dyson
- Steven Sharp

For further information please contact:

Anthony Clarke – 020 8718 9940

Issued: Thursday 8 June 2006

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY")
NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS

1. **Deferred Share Bonus Plan**

It was confirmed on 7 June 2006 that on 5 June 2006 the following awards under the Marks and Spencer Group Deferred Share Bonus Plan were made to Directors and to Persons Discharging Managerial Responsibility ("PDMRs") of the Company:

Name of Director	Allocation of Deferred Bonus Shares (see Note below)
Stuart Rose [1]	35,125
Ian Dyson	48,579
Steven Sharp	64,772

Name of PDMR	Allocation of Deferred Bonus Shares (see Note below)
Kate Bostock	25,404
Keith Cameron	27,797
Clem Constantine	1,406
Flic Howard-Allen	18,043
Matthew Hudson	13,751
Stuart McIvor	16,391
Andrew Moore	9,987
Graham Oakley	45,681
Simon Ratcliffe	19,318
Steve Rowe	17,521
Anthony Thompson	33,736
Glen Tinton	8,439
Richard Wolff	22,547

[1] The Remuneration Committee agreed that Stuart Rose was entitled to receive £519,000 out of his Deferred Share Bonus award in cash, provided this is donated to his charity of choice (Friends of Mvumi Secondary School, Tanzania). In turn he is released from his promise to gift to that same charity any gains on his share options (granted in 2004), up to a share price of £4.00. His bonus deferred into shares is therefore the equivalent of £193,187.

Note:
The above awards were made under the Company's Annual Bonus Scheme. This requires executive directors and PDMRs to defer 50% of the bonus

earned into shares in the Deferred Share Bonus Plan. For the purposes of this calculation the grant was made at a share price of 550p. The shares will be held for 3 years. There will be no match paid against these deferred shares, although the value of dividends accrued will be paid at the end of the period.

The Annual Bonus Scheme is designed to focus and reward executives for specific operational improvements which will drive the Company's recovery. The targets for the Company are determined annually by the Remuneration Committee and for 2005/06 incorporated a mixture of profit before tax and business unit sales and profit. The targets for executive directors were entirely based on the delivery of corporate profit before tax.

2. Purchase of Shares

The Company was informed on 7 June 2006 that on 5 June 2006, the following PDMRs purchased Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of 551p.

Name of PDMR	No. of Shares Acquired
Guy Farrant	19,977
Andrew Moore	2,530
Andrew Skinner	12,598

3. Shareholdings of Directors and PDMRs

Following the above notifications, excluding any conditional allocation of shares granted under the Deferred Share Bonus Plan, shareholdings of Directors and PDMRs, including those of their Connected Persons, are confirmed as follows:

Name of Director/PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Kate Bostock	6,560	De minimis
Lord Burns	6,618	De minimis
Clem Constantine	20,000	De minimis
Jeremy Darroch	2,000	De minimis
Ian Dyson	60,000	De minimis
Guy Farrant	44,005	De minimis
Steven Holliday	2,500	De minimis
Flic Howard-Allen	5,244	De minimis
Matthew Hudson	6,562	De minimis
Jack Keenan	53,238	De minimis
Kevin Lomax	16,190	De minimis
Andrew Moore	3,830	De minimis
David Michels	4,000	De minimis
Paul Myners	278,741	De minimis
Graham Oakley	66,695	De minimis
Louise Patten	4,000	De minimis
Stuart Rose	500,416	De minimis
Steve Rowe	8,420	De minimis
Steven Sharp	27,816	De minimis

Andrew Skinner	34,288	De minimis
Anthony Thompson	1,293	De minimis
Glen Tinton	33,258	De minimis
Alastair Tipple	13,256	De minimis
Richard Wolff	43,185	De minimis

The above information has been disclosed under DR 3.1.4R (1) and, where applicable, in accordance with section 324 (as extended by section 328) of the Companies Act 1985. As a result of further information received in respect of PDMR's holdings, including those of their Connected Persons, the above includes a revision to the shareholdings of
Steve Rowe, Andrew Skinner and Alastair Tipple announced on 26 May 2006.

For further information, please contact:

Sue Sadler Marks & Spencer Corporate PR 020 8718 8642

Clair Foster Marks & Spencer Corporate PR 020 8718 8323

Issued: 8 June 2006

Marks and Spencer Group plc: Annual Report and Associated Documents

Copies of the following documents have been submitted to the UK Listing Authority:

1. Annual report and financial statements 2006
2. Annual Review and summary financial statements 2006
3. Notice of Annual General Meeting on 11 July 2006
4. Proxy form

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

The Annual report, Annual review and Notice are also available to view on our Company website: www.marksandspencer.com/investorrelations

For further information, please contact:
Andrew Green Tel. 020 8718 9984

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG LONDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

16 JUNE 2006

12. Total holding following this notification

56,657,863 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

3.37%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

16 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of *person discharging managerial responsibilities/director*

ANDREW MOORE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

YES, PT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED

8 State the nature of the transaction

EXERCISE OF SAYE OPTION

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,326 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£1.56 PER SHARE

14. Date and place of transaction

22 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

8,156 ORDINARY SHARES

16. Date issuer informed of transaction

22 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………………

18. Period during which or date on which it can be exercised

………………………………………

19. Total amount paid (if any) for grant of the option

………………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………………

………………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANTHONY CLARKE

020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

23 JUNE 2006

NB.AS AT 23 JUNE 2006 MARKS AND SPENCER GROUP PLC HAD 1,683,924,002
SHARE IN ISSUE

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

THERE ARE TWO DISCLOSURES ATTACHED TO THIS ANNOUNCEMENT

ANNOUNCEMENT 1

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG LONDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

23 JUNE 2006

12. Total holding following this notification

UNKNOWN

13. Total percentage holding of issued class following this notification

BELOW 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

23 JUNE 2006

ANNOUNCEMENT 2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

- FIDELITY INTERNATIONAL
- FMR CORP

AND THEIR DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE APPENDIX 1

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE APPENDIX 1

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

23 JUNE 2006

12. Total holding following this notification

69,565,299 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

4.13%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

23 JUNE 2006

NB. At the date of disclosure the Total Shares In issue for Marks and Spencer Group plc was 1,683,924,002 ordinary shares of 25p each.

APPENDIX 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Marks & Spencer Group Plc

2. Notifiable Interest: Ordinary Shares

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies

and institutional clients.

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulator Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter
by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A Amendment 1

Security: MARKS & SPENCER GROUP PLC

Current ownership percentage; 4.13%

Total Shares Held 69,565,299

Shares in issue: 1,683,825,036

Change in holdings since last filling: +18,875,015 ordinary shares

NAME	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED
	3,141,240	FPM	STATE STR BK AND TR CO LNDN (S
	2,115,200	FPM	NORTHERN TRUST LONDON
	1,091,300	FPM	HSBC BANK PLC
	1,043,100	FPM	JP MORGAN, BOURNEMOUTH
	251,685	FPM	BANK OF NEW YORK BRUSSELS
	171,700	FPM	CHASE MANHTTN BK AG FRNKFRT (S
	134,500	FPM	MELLON BANK
	1,890,962	FPM	JPMORGAN CHASE BANK
	88,900	FPM	SOCIETE GENERALE
	19,700	FPM	DEXIA PRIVATBANK
	18,100	FPM	CHASE MANHATTAN LONDON
	6,220,499	FMTC	STATE STREET BANK AND TR CO
	4,161,740	FMTC	BROWN BROTHERS HARRIMAN AND CO
	2,367,451	FMTC	NORTHERN TRUST CO
	1,551,500	FMTC	JPMORGAN CHASE BANK
	951,400	FMTC	MELLON BANK N.A.
	815,500	FMTC	BANK OF NEW YORK
	459,300	FMTC	CIBC MELLON TRUST
	60,477	FMTC	ROYAL TRUST- TORONTO
	30,689,300	FMRCO	BROWN BROTHERS HARRIMAN AND CO
	4,708,600	FMRCO	JPMORGAN CHASE BANK
	236,800	FMRCO	NORTHERN TRUST LONDON
	130,000	FMRCO	STATE STREET BANK AND TR CO
	76,000	FMRCO	MELLON BANK N.A.
	52,200	FMR	MELLON BANK NA
	1,852,914	FISL	JP MORGAN, BOURNEMOUTH
	71,000	FIM HK	BERMUDA TRUST FAR EAST HK
	1,090,400	FIL	JP MORGAN, BOURNEMOUTH
	722,700	FIL	CHASE MANHTTN BK AG FRNKFRT (S
	535,120	FIL	STATE STR BK AND TR CO LNDN (S
	382,800	FIL	NORTHERN TRUST LONDON
	333,500	FIL	JPMORGAN BOURNEMOUTH
	275,200	FIL	STATE STREET BANK AUSTRALIA (C
	175,600	FIL	NATIONAL ASTL BK MELBOURNE
	172,123	FIL	BROWN BROS HARRIMN LTD LUX
	162,800	FIL	BANK OF NEW YORK BRUSSELS
	125,600	FIL	NORTHERN TRUST CO
	58,400	FIL	ING LUXEMBOURG
	56,398	FIL	MORGAN STANLEY LONDON
	233,500	FIJ	MASTER TRUST BANK OF JAPAN
	118,800	FIJ	NOMURA TRUST AND BANKING

70,690	FIJ	TRUST&CUST SVCS BK LTD, TOKO
648,200	FICL	STATE STREET BANK AND TR CO
32,400	FIA(K)L	STATE STREET HONG KONG

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.